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05006310

## 82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ConSpace Communications Ltd

*CURRENT ADDRESS

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3378 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]
DAT : 3/8/05

82-3378

Province of British Columbia
British Columbia Securities Commission



FORM 51-901F

# QUARTER REPORT

12-31-04
AR/S

| ISSUER DETAILS | ISSUER TELEPHONE NO. | FOR QUARTER ENDED | DATE OF REPORT |
|---|---|---|---|
| CON-SPACE COMMUNICATIONS LTD.<br>website: www.con-space.com | (604) 244-9323 | December 31, 2004 | February 14, 2005 |

| ISSUER'S ADDRESS | PROVINCE | POSTAL CODE |
|---|---|---|
| 505 - 5600 Parkwood Way, Richmond | British Columbia | V6V 2M2 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO.: |
|---|---|---|
| Gloria J. Gordon<br>ggordon@con-space.com | Controller | (604) 244-9323 |

CERTFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATED SIGNED |
|---|---|---|
| Terence A Ibbetson | Terence A Ibbetson | February 14, 2005 |
| James L Swanson | James L. Swanson | February 14, 2005 |

CON-SPACE
COMMUNICATIONS LTD.

*Safety in Communication®*

# FINANCIAL INFORMATION AND SUPPORT DISCUSSION FOR CON-SPACE'S SECOND QUARTER ENDED DECEMBER 31, 2004

## SCHEDULE A - FINANCIAL STATEMENTS

Attached are the following Financial Statements, prepared in accordance with GAAP (Generally Accepted Accounting Principles) in accordance with section 1751 of the CICA Handbook, and with their comparisons to the equivalent prior periods and included is the:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- Statement of Retained Earnings
- And the Notes to the Financial Statements

## SCHEDULE B – SUPPLEMENTARY INFORMATION

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - General and Administrative Expenses
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $120,000;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $1,335,737:

| | Period Ended Dec 31, 2004 $ | Period Ended Dec 31, 2003 $ |
|---|---|---|
| Beginning Inventory | 851,964 | 685,017 |
| Purchase, Parts & Supplies | 1,444,160 | 786,180 |
| Direct Labour & Overhead | 294,532 | 204,989 |
| TOTAL INVENTORY | 2,590,656 | 1,676,186 |
| Less Ending Inventory | 1,438,500 | 815,074 |
| Cost of Goods Sold | 1,152,156 | 861,112 |
| Commission | 183,581 | 108,873 |
| Cost of Goods Sold and Commission | 1,335,737 | 969,985 |

1. Analysis of expenses and deferred costs – See Schedule C and Financial Statements
2. Related party transactions – See Schedule C and Financial Statements (Note 8)
3. Summary of Securities issued and options granted during the period
   a) Securities issued – See Schedule C and Financial Statements (Note 7)

b) Options granted – See Schedule C and Financial Statements (Note 7). Options outstanding end of period:

| Name | Number | Expiration date |
|---|---|---|
| Nil | Nil | N/A |
| | Nil | |

4. a) Description of authorized share capital – See Financial Statements (Note 7)
   b) Number and recorded value for shares issued and outstanding – See Financial Statements (Note 7)
   c) Description of options and warrants – See Financial Statements (Note 7)
   d) Number of shares subject to escrow – See Financial Statements (Note 7)

5. List of Directors:

   Terence A. Ibbetson
   James L. Swanson
   Vincent L. Ready
   Eric J. Harris
   Gordon E. Cook

6. List of Officers

   Gloria J. Gordon, Controller
   Terence A. Ibbetson, President
   Rosalind C. Nishi, Administration Manager
   James L. Swanson, Chairman
   Andrew M. Ibbetson, Vice-President, General Manager UK

# CON-SPACE Communications Ltd

## SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS
## FORM 51-102F1
## For the 2nd Quarter Ended December 31, 2004

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Corporation's interim consolidated results of operations and financial condition. This "Management's Discussion and Analysis" should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended December 31, 2004 and the annual consolidated financial statements of the Corporation for the year ended June 30, 2004 and the notes thereto. Comparisons made to prior periods represent the corresponding period during the preceding year unless otherwise indicated. This report includes information up to February 14, 2005.

**Background and Description of the Business**

The Company, CON-SPACE Communications Ltd, a Tier 1 issuer, listed on the TSX Venture Exchange (CCB on VSX-V), is engaged in the development, design, manufacture and marketing of various lines of specialized industrial voice communication products. Many of its products are used in confined spaces, noisy, and hazardous work environments; while others are used to simplify and improve communication through two-way radios. Its products consist of Hardline Intercom Systems, Two-way Radio Accessory equipment and specialized noise attenuation headsets. The Company maintains a detailed web site at www.con-space.com

CON-SPACE business is conducted worldwide through internationally incorporated subsidiaries, international divisions and domestically incorporated companies and independent distributors. The immediate company consists of:

CON-SPACE Communications Ltd – Canadian Parent Public Company
CON-SPACE Communications Inc – Wholly owned US Subsidiary
CON-SPACE Communications (UK) Ltd – Wholly owned UK Subsidiary
CON-SPACE Technologies Inc – Wholly owned Canadian Subsidiary
CON-SPACE International – Wholly owned Canadian Division

The Company is **ISO-9001:2000 Certified** and supplies its communication products to general industry, fire departments, law enforcement, rescue teams and many military organizations. All branches of the military within the United States as well as many militaries around the world are major customers of the Company.

The Company also has a growing number of OEM (Original Equipment Manufacturers) customers that have CON-SPACE products built and Private Labeled to their specifications, which they market to their customers under their own label. This expanding OEM business is part of the Company's long-term growth strategy.

**NOTE: "Forward-looking" statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and the Corporation's actual results may differ materially from those anticipated in these forward-looking statements. Factors which may cause such differences include, but are not limited to those set forth under "Business Risks". The Corporation does not take any obligation to release any public information of the results of any revision to these forward-looking statement, which may be made to reflect events or circumstances occurring in the future.**

**Overall Performance**

- 37% increase in year to date Gross Revenues
- 362% increase in Operating Income
- Operating expenses as a % of sales decline from 45% to 28%
- 186% increase in Net Income

**Quarterly Financial Summary ($x1000 except for EPS and DPS)**

| | | 2005 | | 2004 | | | | 2003 | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2nd | 1st | 4th | 3rd | 2nd | 1st | 4th | 3rd |
| **Net Sales** | $ | 1,236 | 1,491 | 1,601 | 1,951 | 1,010 | 964 | 981 | 1,886 |
| **Net Income after tax** | $ | 21 | 170 | 271 | 360 | 56 | 11 | 23 | 459 |
| **Net Income Tax** | $ | 5 | 112 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Net Earnings/Share** | $ | 0.00 | 0.02 | 0.03 | 0.04 | 0.01 | 0.00 | 0.00 | 0.05 |
| **Net EPS Fully Diluted** | $ | 0.00 | 0.02 | 0.03 | 0.04 | 0.01 | 0.00 | 0.00 | 0.05 |
| **Total Assets** | $ | 3,136 | 2,937 | 3,023 | 3,301 | 2,291 | 2,221 | 2,292 | 2,666 |
| **Long-Term Liability** | $ | 15 | 51 | 87 | 120 | 153 | 214 | 273 | 328 |
| **Dividends per Share** | $ | Nil | Nil | Nil | Nil | Nil | Nil | Nil | Nil |

Sales for the 2nd quarter, ended December 31, 2004, increased 22% ($0.23 million) to $1.24 million while sales for the first half increased 37% ($0.73 million) to $2.7 million. These increases have resulted from larger volumes sales with existing customers, particularly OEM customers, and the continued addition of new customers despite the impact of the strengthening Canadian dollar.

The gross margin for the six month period was $1.36 million, an increase of $0.36 million, or 136%, compared to the same six month period in the prior year while the gross margin for the 2nd quarter increased by $0.06 million to $0.58 million, an increase of 12%. The amount of increase was reduced by both the timing of a large OEM order that was near completion at quarter close but not shipped until after December 31, 2004 and the declining US dollar.

The Company continues its focus on OEM (private labeled) business, which currently represents 45% of its FY 2005 revenues (FY 2004 28%). This strategically allows for the quickest and most efficient channels of getting products to market while continuing the development of manufacturing efficiencies which then allow the Company to put further efforts into marketing its own branded products directly through sales agents. If fact, the Company recently hired a new senior sales manager to further develop this market.

One significant area of growth for the Company in recent months has been the supplying of products to emergency response teams throughout the United States. This growth is contributed to by the Office of Homeland Security addressing the terrorist threat. The heightened concerns of emergency preparedness to deal with biological or nuclear terrorist attacks, has resulted in many organizations inventorying equipment in case of such an event. Most organizations that will have a response role in a terrorist act are logical candidates for the Company's equipment. Continued growth in this market is foreseen for well into the future as new, replacement and upgraded products come online to further enhance the safety and working equipment of these users.

Through the Company's marketing efforts to continually strengthen brand awareness while developing new products to meet the markets needs sales to industrial users, military, public safety and governmental agencies are expected to continue expanding.

**Expenses**

Total expenses have increased for the three month period by $0.09 million to $0.55 million and for the six month period by $0.14 million to $1.02 million. As a percentage of sales total expenses were at 38% of sales down from 45% for the six month period FY 2004.

Changes in the grouping of similar immaterial expenses, to enhance presentation on the quarterly reports, has resulted in certain of the prior year's comparative figures being reclassified to conform with this year's presentation.

**Public Company**

Public company expenses, consisting of accounting, legal, investor relations, regulatory and filing fees increased year over year by 50% to $0.091 million from $0.061 million with $0.024 million of the increase being in regulatory filing fees. However, when measured as a percent of sales, these expenses increased only 1/3 of one percent over last year first half expenses.

**Sales and Marketing**

Sales and marketing expenses consist of staff travel, trade shows, advertising materials and accommodation. For the six month period ending December 31, 2004 items in this category have remained fairly constant. Any increase in expenditures in this area is expected to be commensurate with increased sales volumes.

**General and Administrative**

General and administrative expenses consist of: maintaining internal information systems, office occupancy costs, supplies, insurance, interest, and consulting fees.

For both the quarter and six month period ends, increases in rent, office supplies, vehicle charges account for the majority of the increase in general and administrative costs of about $0.035 million. However, when measured as a percentage of sales, general and administrative costs for the six month period decreased from 14% to 11%.

**Product Development Expense**

The Company expenses all product development related costs. Product development costs for both the quarter and six month period have decreased by 61% and 53% to $0.035 million and $0.054 million respectfully. Further decreases in product development are not anticipated by the Company. As all salaries and benefits are grouped together they are not included in development expenses in this analysis. The Company continues its commitment to allocate appropriate resources to refine existing products and develop of new ones as new technology becomes available or as requested by our customers.

**Salaries, Wages and Benefits**

The single largest expenditure the company faces is for its personnel... its most important resource. The Company owes its success to the dedication and hard work of its people.

The salary, wage and benefit expenses for both the quarter and six month period have increased to $0.239 million and $0.455 million respectfully. The second quarter increased 41% over the same quarter a year earlier while the first half increased 39% over last year's first half. However, on a percentage basis salaries, wages and benefits were 17% of sales for the first half of fiscal 2005 the same as it was one year ago resulting in no growth relative to sales.

**Depreciation and amortization**

Purchases of production related and testing equipment and the related depreciation remained constant quarterly and year-to-date but as a percentage of sales declined from 1.3% last year to 1.0% this year.

**Income**

Pre-tax profit for the first half of fiscal 2005, ended December 31, 2004 increased 362% to $0.31 million ($0.04 per share) compared to a pre-tax profit of $0.07 million ($0.01 per share) one year ago. On an after tax basis, net profit increased 186% to $0.19 million ($0.02 per share) compared to last year's first half net profit of $0.07 million ($0.01 per share). Taxes payable for the first half are estimated to be $0.12 million, whereas, there were no taxes payable last year.

Although sales revenues were greater in the current quarter than prior years, increased staffing and office related costs eroded the increased gross margin. Net earnings for the 2nd quarter were $0.021 ($0.00 per share) compared to last year's net earnings of $0.056 ($0.01 per share).

Sales for the 2nd quarter were affected by a backlog of orders received to late to ship within the quarter that amounted to $0.85 million.

The Company believes that the decline in net income is related more to the accruing of a large sale during the 2nd quarter and the continued decline of the US dollar, than a trend of increasing overhead expenses relative to sales revenues. Improvement continues to be driven mainly by increased sales revenues and maintaining expenses, as a percent of sales, consistent with the prior year.

**LIQUIDITY AND CAPITAL RESOURCES**

| | Dec 31, 2004 | Dec 31, 2003 |
|---|---|---|
| Current Assets | $ 2,718,678 | $ 2,498,103 |
| Current Liabilities | $ 1,082,898 | $ 1,094,354 |
| Net Working Capital | $ 1,635,780 | $ 1,403,749 |

CON-SPACE's working capital position remains very strong. Working capital at December 31, 2004 was $1.64 million compared to $1.40 million for the same period last year. The current ratio at December 31, 2004 was 2.51 versus 2.28 in the prior year.

For the six month period ended December 31, 2004 cash generated from operations decreased to -$0.00 million compared to $0.09 million for the same period in FY 2004.

Although the working capital position of the Company remains strong, all of the cash generated by operations in the current year was consumed by increased working capital requirements, specifically accounts receivable ($0.06 million), inventories ($0.59 million) and the repayment of long-term debt ($0.07 million) which, of course, have resulted from increased sales and the manufacturing of large orders.

The use of cash to fund the increases in Inventories and Accounts Receivable combined consumed used over $0.72 million in cash in the current six month period. As receivables are collected this trend will reverse.

**Business Risks**

The Company is subject to certain risks associated with the exchange rate fluctuation of the American and the Canadian dollar. A large portion of the Company's sales are denominated in US dollars, while most of the expenses are denominated in Canadian dollars. Although natural hedging occurs due to the purchases of various parts and components from the USA, increases in the Canadian dollar relative to the US dollar has an overall adverse effect on the Company's consolidated income, whereas a decrease would have a positive impact on such income.

As in all businesses, the Company faces political, social, economic and technological risks that could cause actual results to differ materially from those expressed or implied in this management discussion and analysis. The Company considers the following to be of relevance to its current stage of growth:

- Raise financing to accommodate growth – accomplished post quarter closing
- The emergence of superior competing technologies – on-going process
- The development and retention of skilled employees – on-going process

This list is not intended to be exhaustive, but is merely to communicate to shareholders certain key risks faced by the Corporation in its business.

CON-SPACE attempts to mitigate risks through various strategic and operating initiatives, such as ongoing research and development, fair and equitable compensation, workplace policies and procedures, and on-going interaction with both the debt and capital markets. Management believes these strategies reduce the Corporation's business risk to an acceptable level and allow the Corporation to continue to grow while maximizing shareholder value.

**Outlook**

Management is committed to increasing profits through internal growth and acquisitions. Growth in both the industrial and homeland security markets are forecast as the Company's brand becomes more recognized and its reputation grows.

Management is currently in negotiations to lease additional manufacturing space. With successful completion of these negotiations CON-SPACE will more than double its current manufacturing space. Occupancy is currently planed for late spring 2005.

Committed to effectively manage and monitor the growth, management has undertaken to update the Company's current information systems. This project began in late 2004 and will be completed by June, 2005. The upgraded system will provide better production and inventory management and more effective sales and production analysis.

On January 20, 2005 the Company entered into a financing agreement with Acumen Capital Finance Partners Limited, to act as lead agent for the private placement of one million units at

$1.00 per unit. This offering was concluded on February 9, 2005. Each unit consists of one common share and ½ of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price of $1.25 for a period of nine months increasing to $1.50 for the following nine months. The use of the funds will be to enhance shareholder value by developing new markets and acquisitions.

# CON-SPACE COMMUNICATIONS LTD.

## CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(IN CANADIAN DOLLARS)

These Interim Financial Statements have not been reviewed by the Corporate Auditors

# CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET DECEMBER 31, 2004 & JUNE 30, 2004
(Prepared by Management)

| | Dec 31 2004 $ | June 30 2004 $ |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash | --- | 522,820 |
| Accounts Receivable (Note 9) | 908,269 | 847,278 |
| Inventory (Note 4) | 1,438,500 | 851,964 |
| Prepaid Expenses | 150,106 | 54,238 |
| Future Income Tax Assets | 221,803 | 221,803 |
| | 2,718,678 | 2,498,103 |
| CAPITAL ASSETS (Note 5) | 211,733 | 206,086 |
| DEMO INVENTORY | 200,001 | 196,361 |
| INCOME TAX RECOVERIES | 5,288 | 122,752 |
| | 3,135,700 | 3,023,302 |
| LIABILITIES | | |
| CURRENT LIABILITIES | | |
| Overdraft | (4716) | --- |
| Accounts Payable | 499,544 | 499,782 |
| Bank Indebtedness (Note 9) | 426,049 | 393,481 |
| Corporate Taxes Payable | 14,589 | 18,625 |
| Current Portion LTD (Note 10) | 138,000 | 182,466 |
| | 1,082,898 | 1,094,354 |
| LONG TERM DEBT | | |
| Loans (Note 10) | 15,100 | 87,100 |
| | 1,097,998 | 1,181,454 |
| SHAREHOLDERS' EQUITY | | |
| SHARE CAPITAL (Note 7) | 2,424,405 | 2,419,905 |
| DEFICIT- Beginning of the year | (578,057) | (1,276,271) |
| Earnings (Deficit) | 191,354 | 698,214 |
| End of period | (386,703) | (578,057) |
| | 3,135,700 | 3,023,302 |

APPROVED BY THE DIRECTORS

T. A. Ibbetson, President    James L. Swanson, Chairman

- See Accompanying Notes

# CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT
FOR THE PERIODS ENDED DECEMBER 31, 2004 & DECEMBER 31, 2003
(Prepared by Management)

| | 3 months ended Dec 31, 2004 $ | YTD ended Dec 31, 2004 $ | 3 months ended Dec 31, 2003 $ | YTD ended Dec 31, 2003 $ |
|---|---|---|---|---|
| SALES | 1,235,744 | 2,696,221 | 1,009,853 | 1,970,002 |
| COST OF GOODS SOLD | 657,273 | 1,335,737 | 495,304 | 969,985 |
| GROSS MARGIN | 578,471 | 1,360,484 | 514,549 | 1,000,017 |
| OPERATING EXPENSES | | | | |
| Accounting and Legal | 11,073 | 20,651 | 10,269 | 18,111 |
| Investor Relations | 18,310 | 29,315 | 11,568 | 25,492 |
| Insurance | 20,590 | 35,943 | 19,371 | 35,041 |
| Interest and Service Charges | 14,592 | 25,665 | 10,789 | 23,199 |
| Management & Consulting Fees | 48,000 | 96,000 | 47,250 | 94,500 |
| Office Rent, Supplies & Misc | 62,512 | 114,086 | 39,677 | 90,858 |
| Production Expense, R&D | 35,247 | 54,352 | 57,666 | 102,544 |
| Regulatory and Filing Fees | 24,531 | 41,409 | 12,234 | 17,429 |
| Salaries, Wages and Benefits | 238,524 | 454,627 | 169,581 | 326,001 |
| Marketing & Promotion | 28,788 | 84,254 | 29,924 | 97,160 |
| Vehicle Expenses | 18,493 | 33,782 | 12,010 | 26,604 |
| Depreciation /Amortization | 14,544 | 27,321 | 12,849 | 25,382 |
| | 535,204 | 1,017,405 | 433,188 | 882,321 |
| OTHER EXPENSES | | | | |
| Interest Long Term Debt | 19,813 | 36,928 | 25,635 | 50,897 |
| Loss (Gain) on Asset Disposal | (2,667) | (2,667) | --- | --- |
| | 17,146 | 34,261 | 25,635 | 50,897 |
| OPERATING INCOME | 26,121 | 308,818 | 55,726 | 66,799 |
| CORPORATE TAX EXPENSE | (5,184) | (117,464) | --- | --- |
| NET INCOME | 20,937 | 191,354 | 55,726 | 66,799 |
| DEFICIT, BEGINNING OF PERIOD | (407,640) | (578,057) | (1,265,198) | (1,276,271) |
| DEFICIT, END OF PERIOD | (386,703) | (386,703) | (1,209,472) | (1,209,472) |
| OPERATING INCOME PER SHARE | 0.01 | 0.04 | 0.01 | 0.01 |
| NET INCOME PER SHARE | 0.00 | 0.02 | 0.01 | 0.01 |

Certain of the prior years figures have been reclassified to conform with current year presentation.

- See Accompanying Notes

# CON-SPACE COMMUNICATIONS LTD.

## CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2004 & DECEMBER 31, 2003
(Prepared by Management)

| | 3 months ended Dec 31, 2004 $ | YTD ended Dec 31, 2004 $ | 3 months ended Dec 31, 2003 $ | YTD ended Dec 31, 2003 $ |
|---|---|---|---|---|
| CASH PROVIDED BY (USED FOR) | | | | |
| OPERATING ACTIVITIES | | | | |
| NET PROFIT (LOSS) | 20,937 | 191,354 | 55,726 | 66,799 |
| Add Non-Cash Items | | | | |
| Depreciation & Amortization | 14,544 | 27,321 | 12,849 | 25,382 |
| Corporate Tax Expense | 5,184 | 117,464 | --- | --- |
| | 40,665 | 336,139 | 68,575 | 92,181 |
| Net changes in non-cash operating accounts | | | | |
| Accounts Receivable | 35,984 | (60,990) | (146,860) | (140,923) |
| Inventory | (466,257) | (586,536) | (94,519) | (130,058) |
| Prepaid Expenses | (106,059) | (95,868) | (36,101) | (37,304) |
| Accounts Payable | 211,334 | (4,274) | 49,216 | (11,532) |
| Operating Bank Loan | 17,553 | 32,568 | 24,870 | 61,560 |
| | (266,780) | (378,961) | (134,819) | (166,076) |
| INVESTING ACTIVITIES | | | | |
| Acquisition of Capital Assets | (26,939) | (32,968) | 48 | (9,134) |
| Increase in Demo Inventory | 1,597 | (3,641) | (2,444) | (5,761) |
| | (25,342) | (36,609) | (2,396) | (14,895) |
| FINANCING ACTIVITIES | | | | |
| Deferred Financing Costs | --- | --- | --- | --- |
| Loan Long Term | (56,567) | (116,466) | (67,041) | (133,245) |
| Issuance of Share Capital | --- | 4,500 | 7,000 | 15,260 |
| | (56,567) | (111,966) | (60,041) | (117,985) |
| INCREASE (Decrease) IN CASH | (348,689) | (527,536) | (197,256) | (289,956) |
| CASH, Beginning in period | 343,973 | 522,820 | 290,225 | 391,925 |
| CASH, End of period | (4,716) | (4,716) | 92,969 | 92,969 |

- See Accompanying Notes

## 1. NATURE OF OPERATIONS

The Company is engaged in the development, manufacture and marketing of lines of industrial safety communications products for use in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

## 2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive. All significant intercompany balances, revenue and expenditures have been eliminated.

b) Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis. The Company uses certain inventory for demonstration purposes. Demonstration inventory is recorded at the lower of cost or net realizable value and has been reported on the balance sheet as a long-term asset.

c) Amortization of property plant and equipment

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

| | |
|---|---|
| Tools and test equipment | 20% Declining balance |
| Furniture and equipment | 20% Declining balance |
| Computer equipment | 30% Declining balance |
| Software | 30% Declining balance |
| Trademarks and licenses | Straight line over life of trademark and licenses |
| Leasehold improvements | Straight line over five years |

d) Long-lived assets

The carrying value of long-lived assets, which includes property, plant and equipment and demonstration inventory, is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

## 2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

e) Product development

Development costs for product that have not yet gone into commercial production, including allocations for related administration and overhead are recorded as period costs.

f) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year. Currency exchange gains and losses are charged to income as realized. The operations of the Company's subsidiaries are considered to be integrated with that of the parent: accordingly, the financial statements of the subsidiaries have been translated into Canadian dollars using the temporal method as describe above.

g) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

h) Cost of sales

Cost of sales includes materials, labor and overhead costs associated with the manufacture of the Company's products.

i) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period.

j) Related party transactions

Related party transactions, including expenses paid to directors, officers or companies controlled by directors and officers, are recorded at their exchange amounts.

## 2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

k) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to cost of sales and inventory, the allocation of direct costs to research and development expense, the determination of impairment of assets and useful lives for depreciation and amortization, future income tax valuation allowance and the determination of fair value for stock-based awards and compensation. Financial results as determined by actual events could differ from those estimates.

l) Risk management

Currency risk
The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations. At the quarter end, approximately $60,156 of the cash balance was denominated in pounds sterling and held in the Company's UK subsidiary and approximately $3,504 of the cash balance was denominated in United States dollar. In addition, approximately $851,712 of the accounts receivable balance and $96,394 of the accounts payable balance is denominated in United States dollar and British Pound Sterling.

Credit risk
The Company is potentially exposed to concentration of credit risks as the majority of sales are to foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk. As at the year end, the Company did not have significant concentrations of credit exposure to individual customers or related groups of customers.

Interest rate risk
The Company is potentially exposed to interest rate risk as the majority of short-term and long-term loans have floating interest rates. **(See Notes 9 and 10).**

m) Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

(IN CANADIAN DOLLARS)

## 2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

n) Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants. The Company records all awards made using a fair value method. All awards to employees and non-employees are expensed in the period of granting, vesting or pricing revision.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

o) Revenue recognition

Product sales revenue is recognized upon shipment to outside customers.

## 3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The carrying amounts for long-term debts approximate fair values based on financing terms currently available to the Company on the measurement dates.

## 4. INVENTORIES

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Parts and supplies | 562,777 | 345,724 |
| Work in progress | 481,857 | 230,861 |
| Finished goods | 393,866 | 238,489 |
| | 1,438,500 | 815,074 |

**(See Note 9)**

## ICON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(IN CANADIAN DOLLARS)

## 5. CAPITAL ASSETS

| | 2004 $ | | | 2003 $ |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Tools and test equipment | 206,306 | 125,781 | 80,525 | 57,313 |
| Vehicles | 23,931 | 1,498 | 22,433 | --- |
| Furniture and equipment | 117,040 | 96,461 | 20,579 | 21,233 |
| Computer equipment | 153,616 | 126,786 | 26,830 | 31,396 |
| Software | 72,789 | 56,512 | 16,277 | 23,249 |
| Trademarks, patents and licenses | 86,910 | 49,353 | 37,557 | 50,519 |
| Leasehold improvements | 43,856 | 36,324 | 7,532 | 7,512 |
| | 704,448 | 492,715 | 211,733 | 191,222 |

## 6. PRODUCT DEVELOPMENT COSTS

Product development was primarily for enhancements to existing lines. Accordingly, research and development costs as detailed below have been charged to current year operations.

| | 2004 $ | 2003 $ |
|---|---|---|
| Administration | 1,870 | 1,418 |
| Labor | 23,075 | 71,625 |
| Safety approvals | 29,407 | 29,501 |
| | 54,352 | 102,544 |

(IN CANADIAN DOLLARS)

## 7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:
   i) 50,000,000 common shares without par value
   ii) 20,000,000 second common shares without par value
   iii) 5,000,000 Class "A" preferred shares with a par value of $0.001 per share
   iv) 100,000,000 Class "B" preferred shares with a par value of $1.00 each

b) Issued

| | 2005 # of Shares | 2005 $ | 2004 # of Shares | 2004 $ |
|---|---|---|---|---|
| **Common** | | | | |
| Balance, beginning of year | 9,485,980 | 2,419,905 | 9,109,980 | 2,367,265 |
| Issued during year: | | | | |
| Private placement i) | | | | |
| - shares | - | - | - | - |
| - warrants (437,000) | 10,000 | 4,500 | - | - |
| Options ii) | - | - | 376,000 | 52,640 |
| Finance fee iii) | - | - | - | - |
| Share issue costs | - | - | - | - |
| | 9,495,980 | 2,424,405 | 9,485,980 | 2,419,905 |

i) During the first quarter of fiscal 2005, 10,000 warrants at $0.45 per share were exercised for a total of $4,500.

ii) 2004:
During the 2004 fiscal year the Company issued a total of 376,000 common shares at $0.14 per share from the exercise of stock options for total proceeds of $52,640.

(IN CANADIAN DOLLARS)

## 7. SHARE CAPITAL – CONT'D

c) Share purchase warrants outstanding are as follows:

| | Number of warrants | Weighted average exercise Price |
|---|---|---|
| Outstanding, beginning of year | 437,000 | 0.66 |
| Exercised - 1ST quarter | 10,000 | |
| Outstanding, September 30, 2004 | 427,000 | 0.66 |

| Outstanding Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 237,000 | 1.00 | March 19, 2005 |
| 190,000 | 0.45 | February 25, 2005 |
| 427,000 | | |

(IN CANADIAN DOLLARS)

## 7. SHARE CAPITAL – CONT'D

e) Escrow and restricted shares

2,650,000 common shares were held in escrow subject to release in accordance with the policies of the TSX Venture Exchange. As the Company is classified as a Tier 1 issuer, the release of escrow shares is as follows:

- 5% on December 20, 2002
- 20% on July 14, 2003
- 15% on January 8, 2004, July 8, 2004, January 8, 2005, July 8, 2005 and January 8, 2006.

During the 2004 fiscal year 927,500 (2003 – 132,500) shares held in escrow were released. As at the year end, 1,590,000 shares were held in escrow.

On July 8, 2004 a further 397,500 common shares held in escrow were released. At the end of the first quarter of fiscal 2005, 1,060,000 shares remain in escrow.

## 8. RELATED PARTY TRANSACTIONS

The Company approved and amended a management services agreement originally dated June 30, 1991 for the provision of management services. Under the terms of the amended agreement, the remuneration for management services increased to $20,000 per month (2003 - $15,000 per month) payable to Ridel Investments Ltd., a private company controlled by two directors. This agreement is subject to an annual review by the Board of Directors. Total management fees charged to income in the 2004 were $240,000 (2003 - $192,400). Management compensation for the 2005 fiscal year is still under discussion by the Compensation Committee.

## 9. BANK INDEBTEDNESS

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Bank indebtedness | 426,049 | 365,777 |

Bank indebtedness consists of a $1,000,000 operating line of credit bearing interest at the bank's prime rate plus 1.25% and is secured by a general security agreement covering all assets of the Company, direct security covering inventory and accounts receivable and an assignment of insurance proceeds on certain assets.

**CON-SPACE COMMUNICATIONS LTD.**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(IN CANADIAN DOLLARS)

## 10. LONG-TERM DEBT

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **Government of Canada:** | | |
| Western Economic Diversification | | |
| The loan was repaid in full during the 2004 fiscal year. | - | 37,480 |
| **Bank of Montreal: (See Note 9 for security information)** | | |
| Demand loan bearing interest at prime plus 1.5% monthly principal payments of $1,667 due October, 2004. Loan repaid in full. | - | 16,667 |
| **Business Development Bank of Canada:** | | |
| Term loan with principal repayments as follows: 12 monthly payments of $11,000 commencing July 23, 2004; 6 monthly payments of $12,000 commencing July 23, 2005; $15,100 on January 23, 2006. Interest is payable monthly at 2% above the bank's floating base rate. | 153,100 | 279,100 |
| Additional Interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.7745% of its gross consolidated sales beginning July 23, 1998. | | |
| Term loan with principal repayments as follows: 6 payments of $7,300 commencing July 23, 2004. Interest on the outstanding principal is payable monthly at 4% above the bank's floating base rate. The loan due in December, 2004 –repaid in full. | - | 85,800 |
| Additional interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.0517% of gross consolidated sales. The additional interest is payable until December 23, 2004 or until the loan has been repaid | | |
| The loans from the Business Development Bank of Canada are secured by a general security agreement over assets. | | |
| | 153,100 | 419,047 |
| Less: current portion | 138,000 | 265,946 |
| | 15,100 | 153,101 |

Estimated principal payments due in each of the next five fiscal years:

| | $ |
|---|---|
| 2005 | 182,466 |
| 2006 | 87,100 |
| 2007 and thereafter | - |
| | 269,566 |

(IN CANADIAN DOLLARS)

## 11. COMMITMENTS

The Company has an operating lease commitment for office premises, requiring payments in each of the next five years as follows:

| | $ |
|---|---|
| 2005 | 48,000 |
| 2006 | 48,000 |
| 2007 | 48,000 |

See subsequent events.

## 12. SUBSEQUENT EVENTS

Negotiations are in process for the lease of additional manufacturing space, adjacent to the present location, for required expansion purposes. Occupancy is planned for late spring of 2005.

On January 20, 2005 the Company entered into a financing agreement with Acumen Capital Finance Partners Limited to act as lead agent for the private placement of 1.0 M units at $1.00 per unit. Each unit will consist of one common share and ½ of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price of $1.25 for a period of nine months and increasing to $1.50 for the following nine months. Closing date is February 9, 2005. CSC management anticipates the net proceeds (of approximately $900,000) to be used for working capital, general corporate purposes, and acquisitions.

On January 8, 2005 a further 397,500 common shares held in escrow were released. At the end of the first quarter of fiscal 2005, 1,060,000 shares remain in escrow.

CON-SPACE
COMMUNICATIONS

*Safety in Communication®*

www.con-space.com

# SECOND QUARTER NEWSLETTER & FINANCIAL REPORT

Volume 13, Issue 2, February 2005





## LETTER FROM MANAGEMENT

Your management is pleased to report another positive quarter close with the end of the second quarter of fiscal 2005, ended December 31, 2004. The quarter's order input reached $1.88 million resulting in billings of $1.23 million and leaving a quarter end backlog of over $0.85 million. Billing grew by 22.4% over last year's comparable period resulting in the highest level of sales of any second quarter to date.

As we now are well into the third quarter it is apparent that the positive upward growth trend is continuing. Order input remains strong with a substantial portion coming from both OEM customers (Private Labeled product) and new systems for the First Responder market. Management remains committed to maintaining this growth.

Additional plans are in place to ensure that this positive growth continues by combining the positive cash flow and the new equity of $1.0 million, raised by Acumen Capital of Calgary, to the implementation of important engineering and operational initiatives, acceleration of new product launch dates, increase the development of industry leading products, address new emerging markets and expand OEM opportunities. Other projects underway include: the expansion of our facility, the modernization of the manufacturing, accounting, and CRM (Customer Relationship Management) software and the improvement of company wide efficiency. Acquisition opportunities will also be pursued as appropriate.

We are pleased to see that the Company has attracted the confidence of the Financial Community driving the stock price to a new 52 week high of $1.14 per share. Investor enquiries are up and there is an increase by brokers and their clients to visit and view our operations.

As spring approaches we enter the busy schedule of tradeshows, increased sales travel and new product releases and through all this we expect a strong finish to our year.

We are glad to have you with us and again wish to thank you for your support and input.

Sincerely yours.



*Terry Ibbetson*
&
*Jim Swanson*

### INSIDE THIS ISSUE

# THE LATEST NEWS


EDC's Magazine for Canadian Exporters
www.edc.ca
Fall 2004
ExportWise
Nine Lives
CON-SPACE's rescue probe gave nine trapped miners a voice 76 metres underground
In This Issue
A Stitch in Time
Bulgaria: Tides of Change
EDC at 60
Who in the World Can You Trust?
... and more

## CON-SPACE PRAISED AGAIN FOR ITS CRITICAL ROLE AT THE QUECREEK MINE RESCUE

Export Development Canada's magazine, Export Wise, wrote features in its Fall 2004 issue, on both CON-SPACE's vital role in the Pennsylvania, Quecreek Mine Rescue and the Company itself.

In the first editorial talking about CON-SPACE, Export Wise Journalist, Veronica Prochazka interviews Terry Ibbetson on topics including the Company's origins, its marketing strategies and to what factors they, CON-SPACE, attributes its success.

The second, features CON-SPACE Manufacturers Rep, Rob Zaremski who recounts in detail, his experience at the Quecreek Mine Site during, what turned out to be, a successful rescue of the nine trapped miners. Rob recalls using the CON-SPACE Rescue Probe to make the very first voice contact with the miners, determining at that moment that all nine were alive.

## AGORA INVESTOR RELATIONS REPORTS CONTINUED GROWTH FOR CON-SPACE

Further evidence that the Confined Space Equipment Industry continues to grow can be found in the following news article from the town of Ayer which discusses funding for equipment and training for confined space rescue.

The signficance of this article has to do with the relative obscurity of the Town of Ayer itself. The fact that towns such as Ayer are now including confined space equipment in their budget is a great indicator as to the growth of the Industry. There are likely hundreds of other towns across the US that are also starting to examine making confined space equipment mandatory for their fire departments.

# FINANCIAL CHARTS

### SECOND QUARTER SALES COMPARISON


$ 1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
FISCAL YEAR

### QUARTERLY SALES


$ 2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1234123412341234123412341234123412341234123412341234123412
BY QUARTER

**NEW CUSTOMER LIST:** During every quarter, every month, every week CON-SPACE adds new corporations and / or organizations to its list of customers. Here is a brief list of some of the customers added since October 1st, 2004. How many are near you?

| COMPANY | Aircraft/Aerospace | Automotive | Chemical | Electronics | Food Processing | Government | Hazardous Materials | Homeland Security | Hydroelectric | Industrial | Law Enforcement | Manufacturing | Marine | Medical/Health Care | Military | Mining | Petrochemical | Pharmaceuticals | Rescue | Safety | Technology | Transportation | Utilities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| City Of Valdosta Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| College Park Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| UK - Mourik UK Ltd | | | | | | | | | | | | | | | | | | | | ● | | | |
| Whiteman Afb Fd | | | | | | | | | | | | | | | | | | | | ● | | | |
| Mes Washington, Il | | | | | | | | | | | | | | | | | | | | | ● | | |
| Julius Kraft Co-Central Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Shipman's Fire Equipment | | | | | | | | | | | | | | | | | | | ● | | | | |
| City Of Anaheim, CA | | | | | | ● | | | | | | | | | | | | | | | | | |
| City Of Calgary Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Montebello Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Kissimmee, FL Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| UK - Matacena Distribution | | | | | | | | | | | | | | | | | | | | ● | | | |
| UK - Emcor | | | | | | | | | | ● | | | | | | | | | | | | | |
| Salt Lake City, UT Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Ld Augostini & Sons | | | | | | | | | | | | | | | | | | | ● | | | | |
| Bodine Environmental | | | | | | | | | | ● | | | | | | | | | | | | | |
| UK - Pfizer Ltd | | | | | | | | | | | | | | | | | | ● | | | | | |
| Lilly Corporate Centre | | | | | | | | | | | | | | | | | | | ● | | | | |
| Sapulpa Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| City Of Phoenix Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Elko Service | | | | | | | | | | | | | | | | ● | | | | | | | |
| UK - Seridan Ltd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Ellsworth Cty, KS Emergency | | | | | | ● | | | | | | | | | | | | | | | | | |
| Fosbel | | | | | | | | | | | | ● | | | | | | | | | | | |
| Merrick Cty, Ne Emergency Mgmt | | | | | | | | ● | | | | | | | | | | | | | | | |
| Truman Medical Centre | | | | | | | | | | | | | | ● | | | | | | | | | |
| Missouri Baptist Medical Centre | | | | | | | | | | | | | | ● | | | | | | | | | |
| Intrusion Detection Service | | | | | | | | | | | | | | | | | | | | ● | | | |
| St Louis Metro Sewer District | | | | | | | | | | | | | | | | | | | | | | | ● |
| Northrup Grumman | | | | | | | | | | | | | | | ● | | | | | | | | |
| Transport Canada - PM Aircraft | ● | | | | | | | | | | | | | | | | | | | | | | |
| Quality Aircraft Tooling Inc. | ● | | | | | | | | | | | | | | | | | | | | | | |
| Goodrich Airspace | ● | | | | | | | | | | | | | | | | | | | | | | |
| China - Wuxiwoshine Safety | | | | | | | | | | | | | | | | | | | | ● | | | |
| Highland Cty, OH Ema | | | | | | ● | | | | | | | | | | | | | | | | | |
| UK - Fr Aviation Services Ltd | ● | | | | | | | | | | | | | | | | | | | | | | |
| UK - Leversedge Telecom | | | | | | | | | | | | | | | | | | | | | ● | | |
| Westjet Airlines | ● | | | | | | | | | | | | | | | | | | | | | | |
| TVA Shawnee Fossil Plant | | | | | | | | | | | | | | | | | ● | | | | | | |
| Aliquippa Vol Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Contra Costa County Fire | | | | | | | | | | | | | | | | | | | ● | | | | |
| Pilgrim Pride Corp | | | | | ● | | | | | | | | | | | | | | | | | | |
| UK - Fire Service College | | | | | | | | | | | | | | | | | | | ● | | | | |
| CFB Esquimalt BC | | | | | | ● | | | | | | | | | | | | | | | | | |
| Mes / Batavia, Il Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Royal Australian Air Force | | | | | | | | | | | | | | | ● | | | | | | | | |
| Cobb Cnty Fire | | | | | | | | | | | | | | | | | | | ● | | | | |
| Hunterdon Cnty-Ems | | | | | | | | | | | | | | ● | | | | | | | | | |
| UK - Ess Shorco | | | | | | | | | | | | | | | | | | | | ● | | | |
| Portage Cnty | | | | | | ● | | | | | | | | | | | | | | | | | |
| Tinker Afb | | | | | | | | | | | | | | | ● | | | | | | | | |
| Pine Bluff Arsenal | | | | | | | | | | | | | | | ● | | | | | | | | |
| City Of Virginia Beach Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Contra Costa, CA Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Ashland, OH EMA | | | | | | | | | | | | | | ● | | | | | | | | | |
| DEMA | | | | | | | | ● | | | | | | | | | | | | | | | |
| City Of Pierre | | | | | | | | ● | | | | | | | | | | | | | | | |
| Mercy Hospital | | | | | | | | | | | | | | ● | | | | | | | | | |
| Edmons Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Portage Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Alcoa Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| West Allis, Wi Fd | | | | | | | | | | ● | | | | | | | | | | | | | |
| Rock Cty, Wi Emergency Mgmt | | | | | | | | ● | | | | | | | | | | | | | | | ● |
| City Of Seatac | | | | | | ● | | | | | | | | | | | | | | | | | |
| City Of Bryan | | | | | | ● | | | | | | | | | | | | | | | | | |
| Orange Cnty, Ca Fire Authority | | | | | | | | | | | | | | | | | | | ● | | | | |
| UK - Nine Hundred Comm | | | | | | | | | | | | | | | | | | | | | ● | | |
| Buckly, CO Airforce Base | | | | | | | | | | | | | | | ● | | | | | | | | |
| Northshore Rescue | | | | | | | | | | | | | | | | | | | ● | | | | |
| Ashland, OH Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Government Services Centre | | | | | | ● | | | | | | | | | | | | | | | | | |
| Oceaneering International | | | | | | | | | | | | | ● | | | | | | | | | | |
| City Pt Huron, Mi Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Golden, BC Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| University Of Reno, NV | | | | | | | | | | | | | | | | | | | | ● | | | |
| City Of Alvarado | | | | | | ● | | | | | | | | | | | | | | | | | |
| Frankfort Fd | | | | | | | | | | | | | | | | | | | ● | | | | |
| Pearl Harbor Naval Shipyard & LMF | | | | | | | | | | | | | ● | | | | | | | | | | |
| Florida State Fire Collage | | | | | | | | | | | | | | | | | | | ● | | | | |

# AGORA INTERVIEWS TERRY IBBETSON

We are pleased to present you with this Executive Interview where we get the opportunity to sit down with a CON-SPACE Executive to discuss the various facets of the business. 2004 was a very successful year for CON-SPACE and 2005 is already shaping up to be even more successful.

The purpose of this information campaign is to provide both CON-SPACE investors and the investment community as a whole, with a comprehensive and well-organized view of the company and its projects. In doing so, AGORA goes "beyond the press release" and provides investors with further detail that cannot be achieved through press release alone.

In this Executive Interview we talk to Mr. TERRY IBBETSON, President of CON-SPACE Communications.

CON-SPACE COMMUNICATIONS (CCB: TSX-V) OVERVIEW

CON-SPACE is recognized worldwide as the leading designer and manufacturer of specialized voice communication equipment used by Police, Fire, Rescue, Government Agencies, Militaries, Municipalities and general industry. The Company has distribution throughout North America, Great Britain, Australia, and parts of Asia, South America, and Europe. The Company also supplies many other manufacturers with Private Labeled products.

INTERVIEW

AGORA: Mr. Ibbetson, thank you for taking time out of your busy schedule to meet with us today. I am sure that shareholders appreciate your commitment to keeping them apprised of current events.

TERRY IBBETSON: It is my pleasure. Thank you for giving me the opportunity to communicate directly with our shareholders. In addition to creating shareholder value, we strive to provide shareholders with open lines of communication.

AGORA: Mr. Ibbetson, can you begin by telling us the type of products that CON-SPACE has to offer and who would be the target market for these products.

TERRY IBBETSON: The Company's products include Hardline Communication Systems, Two-Way Radio Accessory products, Medical Headsets, and we also make Private Labeled communication products for other manufacturers.

Our equipment is used in a wide range of Industries and by Police, Municipalities Fire Departments and Rescue Teams. Also by Government Agencies and Militaries in many Countries. In fact, our products can now be found in more than 1600 Fire Departments within the United States alone. It would be tough to find a better stamp of approval.

AGORA: It is no secret that CON-SPACE made great inroads this past year. In the most recent annual report, CON-SPACE reported revenues of $5.5 Million with profits of $700K. How is 2005 shaping up in terms of sales?

TERRY IBBETSON: Sales for fiscal 2005 thus far are looking extremely positive. In our first two quarters sales totaled $2.7 Million, which is a 36% increase over the same period last year. In fact, our second quarter was our best second quarter ever, and to add to that, we actually had an order backlog of $850K at the end of December. Thus far, all indications are that we will have another stellar year with the potential to set another annual sales record.

AGORA: Clearly CON-SPACE has been doing exceptionally well over the past several years with consistent quarter over quarter growth. What has been CON-SPACE's secret?

TERRY IBBETSON: That's a multi-faceted question. If I had to point to a magic bullet, it would have to be hard work and perseverance by the entire CON-SPACE team. But more specifically, a lot of the credit to our success goes to the fact that we were pioneers in this Industry. CON-SPACE was the original player in this space and focused on fulfilling a need with superior products. Confined Spaces are harsh environments and CON-SPACE has adapted its equipment and offering to reflect that fact. Our equipment is not only of top quality, but has been adapted and approved to ensure that that our equipment is safe to operate in highly volatile environments.

AGORA: What type of distribution network does CON-SPACE have? What type of presence does CON-SPACE have throughout the world?

TERRY IBBETSON: A good distribution network is critical to the success of any company. We have worked very diligently to establish a vast network that spans the globe. Within the North America alone we have approximately 255 distributors with 900 offices selling our product. Additionally, our products can be found in a number of rescue and safety catalogues. Other areas of distribution include Great Britain, where we have our own office, Australia, and parts of Asia, South America, and Europe. Very recently, we even signed up 4 new distributors in China. The great part about enjoying this much success and being entrenched so deeply within the US market is that other parts of the world look to the US for guidance. When they see a proliferation of CON-SPACE products, signing up new distributors really is not a problem.

AGORA: CON-SPACE has garnered much media attention over the past few years. Can you elaborate on some of the more high profile events that CON-SPACE equipment has been involved in?

TERRY IBBETSON: CON-SPACE equipment has played a critical role in a number of high profile rescues. Two of the most prominent would have to be 9/11 and the Pennsylvania Mine Rescue. Our equipment was there on the day of the 9/11 tragedy, all the way until the final clean up crews were done several months later. With respect to the Pennsylvania Mine Rescue, our equipment played a crucial role in helping to rescue 9 trapped miners.

Additionally, CON-SPACE was recently featured on the cover of EDC's (Export Development Canada) Magazine for Canadian Exporters and was also featured in "Buyside" Magazine as Fundamental Research's Top 3 Picks for small cap companies.

AGORA: While 9/11 was a great tragedy, how has it helped in terms of sales for CON-SPACE?

TERRY IBBETSON: I'm not sure whether it is fortunate or unfortunate, but 9/11 has played a major role in increasing CON-SPACE sales as a result of the Homeland Security initiative. In fact, all FEMA (Federal Emergency Management Agency) agencies have 2 CON-SPACE systems. As a point of interest, only the President of the United States himself can activate the FEMA Teams. This goes a long way in terms of credibility. In addition, with the re-election of President Bush, it is certain that Homeland Security will continue to receive top priority in the US, which will inevitably result in increased sales for CON-SPACE.

AGORA: CON-SPACE has clearly experienced incredible organic growth to date, but are there any plans for further expansion through acquisition?

TERRY IBBETSON: While I am prohibited from discussing any specifics, I can say that we are definitely interested in strategic acquisitions of companies that can enhance our current offering and distribution network. We have been in preliminary talks with several companies, but I cannot comment any further.

AGORA: What does the future hold for CON-SPACE?

TERRY IBBETSON: The future looks extremely positive. We continue to break revenue records, and I don't think that this year will be the exception. Our product is of top quality and is known throughout the Industry as the standard. Also, we recently hired a new Sales Manager who has extensive experience with the Oil Industry, which is a primary target for our products. I believe that this individual alone will help to provide a good boost to North American sales. Also, I must mention our UK Office, which has just completed a major re-organisation that included hiring a new experienced Sales Manager with a vast knowledge of the UK Safety Market. We anticipate high growth from this office during the ensuing years and have already implemented an exciting program to establish CON-SPACE in the massive and untapped European market.

AGORA: Clearly CON-SPACE appears to be a dominant player within the Industry and has the revenues, personnel, product and distribution to back that claim up.

Mr. Ibbetson, I want to thank you on behalf of myself and the CON-SPACE shareholders for taking the time to discuss CON-SPACE. We wish you the greatest of success in all of CON-SPACE's ventures.

AGORA: That concludes our Executive Interview with Mr. TERRY IBBETSON, President of CON-SPACE Communications.

## CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

| CONSOLIDATED BALANCE SHEET | Dec 31 2004 | June 30 2004 |
|---|---|---|
| ASSETS | | |
| Current Assets | $2,718,678 | $2,498,103 |
| Property, Plant & Equipment (Net Amortization) | 211,733 | 206,086 |
| Demo Inventory | 200,001 | 196,361 |
| Future Income Tax Recoveries | 5,288 | 122,752 |
| Total Assets | $3,135,700 | $3,023,302 |
| LIABILITIES AND SHAREHOLDERS | | |
| Current Liabilities | $1,082,898 | $1,094,354 |
| Long Term Debt | 15,100 | 87,100 |
| Shareholders' Equity | 3,037,702 | 1,841,848 |
| Total Liabilities and Equity | $3,135,700 | $3,023,302 |

| CONSOLIDATED INCOME STATEMENTS | Six Months Period Ended Dec 31, 2004 | Six Months Period Ended Dec 31, 2003 |
|---|---|---|
| Sales | $2,696,221 | $1,970,002 |
| Cost of Goods Sold and Commissions | 1,335,737 | 969,985 |
| Operating Expenses | 1,051,666 | 933,218 |
| Operating Profit Before Taxes | 308,818 | 66,499 |
| Income Tax Recovery | 117,464 | 0 |
| Net Profit | $191,354 | $66,799 |
| Net Profit (Loss) per Common Share | $0.02 | $0.01 |

### FINANCIAL RESULTS - FIRST QUARTER

CON-SPACE set a new sales record with sales of $2,696,000 for its first-half of fiscal 2004, ended December 31, 2004. The resulting year-to-date sales are up 36.9% over the previous year.

"Our first-half of fiscal 2005, ended December 31, 2004, closed at $2,696,221 or a 36.9 percent increase over the $1,970,002 for the same period last year", reported Chairman, Jim Swanson, "giving the Company a pre-tax profit of $308,818 or $0.04 per share, compared to a pre-tax profit of $66,799, or $0.01 one year ago, a 362 percent increase."

"The increase in sales has resulted due to our expanding "Private Label" and distributor network business. Despite the increase in the Canadian Dollar we continue to forge ahead."

The Company's net profits after estimated income tax ended at $191,354 or $0.02 per share compared to $66,799 or $0.01 per share for the first half of last year. This is a 186.5 percent increase in year-to-date net earnings.

Sales for the second quarter were $1,235,744 giving a 22.4% increase over the last year's second quarter sales of $1,009,853. Net earnings were $20,937 or $0.00 per share for this year's 2nd quarter compared to last year's net earnings of $55,726 or $0.01 per share. Operating expenses for the second quarter were $552,350 compared to last year's second quarter of $458,823, a 20.4% increase. This increase is a result of personnel and infrastructure increases.

Subsequent to December 31, 2004 the Company, through Acumen Capital Partners of Calgary closed a private placement raising an amount of $1,000,000 for the issue of 1,000,000 shares plus 500,000 share purchase warrants.

**Shareholder Relations**
James L. Swanson
*Chairman*
Gloria Gordon
*Controller*

**Investor Relations**
Tel: (604) 244-9323
Tel: (800) 755-2528

**Stock Transfer Agent**
CIBC Melon Trust Company
1066 West Hastings
Ste. 1600 West Hastings
Vancouver, B.C. V6E 3X1

**Corporate Head Office**
505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

**Directors**
James L. Swanson
*Chairman*
Terence A. Ibbetson
*President*
Eric J. Harris
*Director*
Vincent L. Ready
*Director*
Gordon E. Cook
*Director*

**Trading Symbol CCB**
Listed on the TSX Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's



**Website: www.con-space.com**

**Email: info@con-space.com**
**invest@con-space.com**
**sales@con-space.com**




CON-SPACE PROVIDES YOU WITH SUPERIOR QUALITY IN-SUIT VOICE COMMUNICATION...
BUT WE LEAVE OTHER FORMS OF COMMUNICATION UP TO YOUR CO-WORKERS

**HOW TO STAY IN TOUCH**

May we send our News Releases directly to you? Please send your e-mail address to:

**jswanson@con-space.com**

If you would like to speak to our Chairman directly please call Jim Swanson at:
(800) 755-2528 or (604) 244-9323

You may also visit us online at:

**www.con-space.com**

***Just click on 'Investor Relations'***